

Mail Stop: 3561

October 20, 2016

Via E-Mail
Mr. Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, New York 11104

> **Re:** **Steven Madden, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 000-23702**

Dear Mr. Dharia:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 7A Quantitative and Qualitative Disclosures about Market Risk, page 31

1. We note that your foreign currency exchange rates materially impacted your consolidated statements of comprehensive income in 2015. Given your increased exposure to foreign exchange rates as a result of expanding your international business, please revise your disclosure in future filings to provide the disclosures required by Item 305 of Regulation S-K for your foreign currency exchange risk or explain to us why this disclosure is not necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining